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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
--------                                               Washington, D.C. 20549                            --------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6.  Relationship of Reporting
                                                                                                  Person(s) to Issuer (Check all
   Chardavoyne     William           J.        Activision, Inc. (ATVI)                            applicable)
__________________________________________  _____________________________________________     ___ Director      ___ 10% Owner
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          _X_ Officer (give ___ Other (specify
                                               Number of Reporting     Month/Day/Year             title below)      below)
  c/o Activision, Inc.                         Person, if an entity                           Executive Vice President and
  3100 Ocean Park Boulevard                    (voluntary)             January 24, 2003       Chief Financial Officer
__________________________________________                         _________________________________________________________________
  (Street)                                                          5. If Amendment, Date     7.  Individual or Joint/Group Filing
                                                                       of Original                   (Check Applicable Line)
  Santa Monica      CA             90405                               (Month/Day/Year)       _X_ Form filed by One Reporting Person
__________________________________________                                                    ___ Form filed by More than One
  (City)          (State)          (Zip)                                                          Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                         2A.                                              5. Amount of
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Securities
                              2. Trans-  Exe-        action       or Disposed of (D)         Beneficially
                                 action  cution      Code         (Instr. 3, 4 and 5)        Owned        6. Ownership
                                 Date    Date,       (Instr.      -----------------------    Following       Form:     7. Nature of
                                 (Month/ if any       8)                    (A)              Reported        Direct       Indirect
1.  Title of Security            Day/    (Month/    ----------    Amount     or    Price     Trans-          (D) or       Beneficial
    (Instr.3)                    Year)   Day/Year)   Code   V               (D)              action(s)       Indirect(I)  Ownership
----------------------------- ---------  ---------  ------ ----   --------  ---  --------    ------------    -----------  ----------

Common Stock, par value
  $.000001 per share           1/24/03                P              100      A    $13.59        5,100
Common Stock, par value
  $.000001 per share           1/24/03                P            2,300      A    $13.66        7,400
Common Stock, par value
  $.000001 per share           1/24/03                P            1,800      A    $13.67        9,200
Common Stock, par value
  $.000001 per share           1/24/03                P            1,800      A    $13.68       11,000
Common Stock, par value
  $.000001 per share           1/24/03                P              100      A    $13.70       11,100
Common Stock, par value
  $.000001 per share           1/24/03                P            3,900      A    $13.71       15,000           D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (9-02)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

FORM 4 (continued)        Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                   6. Date
                                                                                                                      Exercisable
                                                                                                                      and
                                                                                                                      Expiration
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-        Date
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities        (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or         Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)      ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4, and 5) Date     Expir-
1. Title of Derivative Security         ative         Day/        Day/       ------------  ----------------------- Exer-    ation
   (Instr. 3)                           Security      Year)       Year)      Code     V       (A)          (D)     cisable  Date
--------------------------------     -----------   ---------- -------------  ------ -----  ----------- ----------- -------- ------

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       Form of
                                                                             Beneficially     Derivative
                        7. Title and Amount of Underlying                    Owned            Security
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses:

                                                                                /s/William J. Chardavoyne                 01/27/03
**Intentional misstatements or omissions of facts constitute                    --------------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person             Date
  15 U.S.C. 78ff(a).                                                              William J. Chardavoyne

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   Page 2